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                          December 7, 2021

       Suradech Taweesaengsakulthai
       Chief Executive Officer
       Arogo Capital Acquisition Corp.
       848 Brickell Avenue, Penthouse 5
       Miami, FL 33131

                                                        Re: Arogo Capital
Acquisition Corp.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed on November
23, 2021
                                                            File No. 333-259338

       Dear Mr. Taweesaengsakulthai:

               We have limited our review of your registration statement to the issue we have addressed in our comment.



       Amendment No. 3 to Form S-1 filed on November 23, 2021

       Exhibit 4.4, page 1

   1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement
and have no comments. We remind you that the company and its management are
responsible for the accuracy and adequacy of their disclosures, notwithstanding any
review, comments, action or absence of action by the staff.
 Suradech Taweesaengsakulthai
FirstName LastNameSuradech
Arogo Capital Acquisition Corp.Taweesaengsakulthai
Comapany7,
December  NameArogo
             2021      Capital Acquisition Corp.
December
Page 2    7, 2021 Page 2
FirstName LastName
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Andrew Tucker